

April 29, 2016

By E-Mail

Peter D. Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue, Suite 3800
Milwaukee, WI 53202

>   **Re: Financial Institutions, Inc.**
>   **Preliminary Proxy Statement**
>   **Filed on April 26, 2016**
>   **Filed by Clover Partners, L.P., et. al.**
>   **File No. 000-26481**

Dear Mr. Fetzer:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement

1.   Please provide us your analysis of whether Mr. Mewinney and Clover Partners Management, L.L.C. are participants in your solicitation.

We are seeking two board seats, page 3

2.   We note your disclosure that you believe "…it is ridiculous that the committee spent six weeks, and valuable time and resources, only to have the Company determine not to appoint Mr. Guerry based on information known to it before the process had even begun." Revise your disclosure to clarify whether the length of the process was affected by any action or inaction by you or any other participant in your solicitation.

3.   We note your disclosure that you "…fear the entire evaluation process was nothing more than a disingenuous attempt to make shareholders believe FISI went through a good faith vetting process." Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your assertion. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

4.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

- That Mr. Guerry runs "one of the most successful bank focused hedge funds in the country."
- That your performance in 2015 "ranked in the top 5% of all hedge funds."

5.   We note your disclosure that "the directors the Company holds up as qualified and skilled have overseen the destruction of almost $24 million of shareholders' tangible common equity…" Please revise to clarify that not all of the company's nominees have served as directors during the time period you suggest.

6.   We note your disclosure that in communications you assert took place between the company and large shareholders "by implication" the company assessed whether the shareholders would support the company's board in a proxy contest. With a view toward revised disclosure, please tell us the basis for you conclusion that the company sought a view on the shareholders' position in a potential contest. We note you make this and similar statements throughout the proxy statement.

7.   Please provide us support for your disclosure that the company provided you a variety of conditions that were both broad and vague in connection with the possibility of adding a director to the board.

8.   Revise your disclosure to explain why you believe that "logic would suggest that a loss by [your] candidates would result in an unfavorable reaction in the stock price."

9.   On a related note, and as noted in our prior comment letter, be advised that the inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders' understanding of the basis for and limitations of the valuation information. If you choose to continue using similar language in your soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980).

<u>Background of the Solicitation, page 7</u>

10.   Please revise the entry for April 6, 2016 to disclose whether the company proposed settlement terms.

<u>How to Vote by Proxy, page 10</u>

11.   Revise your disclosure to explain why you vote proxy cards submitted without instructions against the proposal to approve the company's executive compensation.

12.   Please tell us, with a view toward revised disclosure, why you include a proposal to adjourn the meeting in your proxy statement. We note that the company has not included such a proposal in its proxy statement or proxy card. Apply this comment to the proxy card also. We may have further comment.

<u>Voting and Voting Procedures, page 11</u>

13.   Revise your disclosure to describe the effect of NYSE Rule 452 on brokers' ability to vote shares as to which they receive no instructions.

14.   Revise the third paragraph on page 12 to describe the vote required in proposals 2 and 3 in the same way as described by the company. Alternatively, tell us why your disclosure is correct.

<u>Other Matters, page 15</u>

15.   Please revise your disclosure to ensure you refer to 2017 annual meeting in clause 12, as necessary.

<u>Additional Information, page 15</u>

16.   Please delete your inappropriate disclaimer of responsibility for the accuracy or completeness of your own disclosure.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions